TRICO MARINE SERVICES, INC.

EXHIBIT 21.1

SUBSIDIARIES

The following is a list of all Subsidiaries of Trico Marine Services, Inc. ("the Parent").

Company	Ownership	Jurisdiction of Incorporation
Trico Marine Assets, Inc.	100% owned by Parent	Delaware
Trico Marine Operators, Inc.	100% owned by Parent	Louisiana
Trico Marine International, Ltd.	100% owned by Parent	Cayman Islands
Trico Marine International Holdings B.V.	100% owned by Parent	Netherlands
Trico Marine International, Inc.	100% owned by Trico Marine Assets, Inc.	Louisiana
Trico Supply ASA	100% owned by Trico Marine International Holdings B.V.	Norway
Trico Shipping AS	100% owned by Trico Supply ASA	Norway
Trico Supply (UK) Limited	100% owned by Trico Supply ASA	England and Wales
Albyn Marine Limited	100% owned by Trico Supply (UK) Limited	England and Wales
Trico Servicos Maritimos Ltda.	99.99% owned by Parent and 0.01% owned by Trico Marine Operators, Inc.	Brazil